FORM 6-K
________________________________________
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of November 2019
________________________________________
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
________________________________________
1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
Pursuant to the Financial Instruments and Exchange Act of Japan, Takeda Pharmaceutical Company Limited filed its Quarterly Securities Report for The Six-month Period and Three-month Quarter Ended September 30, 2019 with the Director of the Kanto Local Finance Bureau in Japan on November 12, 2019. An English translation of such report is included as an exhibit hereto.
EXHIBIT

Exhibit Number
1.	(English Translation) Quarterly Securities Report For The Six-month Period and Three-month Quarter Ended September 30, 2019

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: November 12, 2019	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

Quarterly Securities Report
(The second quarter of 143th Business Term)
for The Six-month Period and The Three-month
Quarter Ended September 30, 2019
TAKEDA PHARMACEUTICAL COMPANY LIMITED
AND ITS SUBSIDIARIES

[Cover]
[Document Filed]	Quarterly Securities Report
[Applicable Law]	Article 24-4-7, paragraph 1 of the Financial Instruments and Exchange Act of Japan
[Filed with]	Director, Kanto Local Finance Bureau
[Filing Date]	November 12, 2019
[Fiscal period]	The 2nd quarter of 143th Business Term (from July 1, 2019 to September 30, 2019)
[Company Name]	Takeda Pharmaceutical Company Limited
[Title and Name of Representative]	Representative Director, President & Chief Executive Officer Christophe Weber
[Address of Head Office]	1-1, Doshomachi 4-chome, Chuo-ku, Osaka
(Address of the registered head office)
[Telephone Number]	Not applicable
[Name of Contact Person]	Not applicable
[Nearest Place of Contact]	1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo
(Global Headquarters)
[Telephone Number]	+81-3-3278-2111 (Main telephone number)
[Name of Contact Person]	Head of Global Consolidation and Japan Reporting, Global Finance
Norimasa Takeda
[Place for public inspection]	Takeda Pharmaceutical Company Limited (Global Headquarters)
(1-1, Nihonbashi Honcho 2-chome, Chuo-ku, Tokyo)
Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)
Nagoya Stock Exchange, Inc.
(8-20, Sakae 3-chome, Naka-ku, Nagoya)
Fukuoka Stock Exchange
(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)
Sapporo Stock Exchange
(14-1, Minamiichijonishi 5-chome, Chuo-ku, Sapporo)

A. Company Information
I. Overview of Takeda
1. Key Consolidated Financial Data

	JPY (millions), unless otherwise indicated
	Six-month period ended September 30	Six-month period ended September 30	For the year ended March 31
Term	2018	2019	2019
Revenue	880,611	1,660,169	2,097,224
<Three-month period ended September 30>	<430,777>	<811,048>
Profit (loss) before tax	160,780	(27,557)	94,896
Net profit (loss) for the period (year)	126,489	33,280	109,014
Net profit (loss) attributable to owners of the Company	126,668	33,184	109,126
<Three-month period ended September 30>	<48,426>	<53,844>
Total comprehensive income (loss) for the period (year)	207,395	(162,879)	99,192
Total equity	2,172,161	4,869,684	5,163,588
Total assets	4,274,839	12,880,141	13,884,107
Basic earnings (loss) per share (JPY)	161.76	21.32	113.50
<Three-month period ended September 30>	<61.73>	<34.56>
Diluted earnings (loss) per share (JPY)	160.93	21.25	112.86
Ratio of equity attributable to owners of the Company to total assets (%)	50.7	37.8	37.2
Net cash from (used in) operating activities	117,834	341,087	328,479
Net cash from (used in) investing activities	(2,142)	330,414	(2,835,698)
Net cash from (used in) financing activities	(97,174)	(811,670)	2,946,237
Cash and cash equivalents at the end of the period (year)	317,080	543,517	702,093

(Note 1)	Revenue does not include the Value Added Tax.

(Note 2)	All amounts shown are rounded to the nearest million JPY.

(Note 3)	The numbers for the six-month period ended September 30, 2018 and 2019 are based on the condensed interim consolidated financial statements prepared in accordance with IAS 34.

(Note 4)
Takeda revised the provisional fair value for the assets acquired and the liabilities assumed related to business combinations for the six-month period ended September 30, 2019. For this reason, the corresponding balances in the Consolidated Statements of Financial Position and related Key Consolidated Financial Data as of March 31, 2019 were retrospectively revised. For details, please refer to "Notes to Condensed Interim Consolidated Financial Statements Note 13 Business Combinations".

2. Business Overview
There has been no significant change in our business for the six-month period ended September 30, 2019.
Changes in number of our group companies were as follows:
During the three-month period ended June 30, 2019, Takeda added 12 subsidiaries and 2 associates accounted for using the equity method while deconsolidated 12 entities from consolidated entities and 2 entities from associates accounted for using the equity method. These changes include an acquisition of Vascular Plazma Kft and its subsidiaries, liquidations of subsidiaries acquired in the Shire acquisition, and a contribution in kind of shares in Axcelead Drug Discovery Partners Inc., which was a former consolidated subsidiary of Takeda, to Drug Discovery Gateway Investment Limited Partnership.
During the three-month period ended September 30, 2019, Takeda deconsolidated 5 entities from consolidated entities primarily due to the liquidations of subsidiaries acquired in the Shire acquisition.
As a result, as of September 30, 2019, Takeda Group consisted of 372 entities including 352 consolidated subsidiaries (including partnerships) and 19 associates accounted for using the equity method as well as Takeda Pharmaceutical Company Limited.

II. Operating and Financial Review
1. Risk Factors
For the six-month period ended September 30, 2019, there were no unusual changes in our business performance, financial position, and cash flows, as well as no significant changes in the risk factors compared to what we reported in our Annual Securities Report for the year ended March 31, 2019 which was filed in Japan.
2. Analysis on Business Performance, Financial Position and Cash Flows
(1) Consolidated Financial Results (April 1 to September 30, 2019):

	Billion JPY
	FY2018 H1	FY2019 H1	Change versus the same period of the previous fiscal year
Revenue	880.6	1,660.2	779.6	88.5%
Cost of Sales	(231.3)	(572.3)	(341.0)	147.4%
Selling, General and Administrative expenses	(293.8)	(462.5)	(168.7)	57.4%
Research and Development expenses	(151.4)	(230.4)	(78.9)	52.1%
Amortization and Impairment Losses on Intangible Assets Associated with Products	(48.3)	(273.7)	(225.4)	466.7%
Other Operating Income	32.3	11.3	(21.0)	(65.0)%
Other Operating Expenses	(16.1)	(82.4)	(66.2)	410.4%
Operating Profit	172.0	50.3	(121.6)	(70.7)%
Finance Income	4.4	17.4	13.0	293.8%
Finance Expenses	(19.6)	(99.3)	(79.6)	406.0%
Share of Profit of Investments Accounted for Using the Equity Method	4.0	4.0	0.0	0.0%
Profit (Loss) Before Income Tax	160.8	(27.6)	(188.3)	(117.1)%
Income Tax (Expenses) Benefit	(34.3)	60.8	95.1	(277.4)%
Net Profit for the Period	126.5	33.3	(93.2)	(73.7)%
Revenue. Revenue for the six-month period ended September 30, 2019 was 1,660.2 billion JPY, an increase of 779.6 billion JPY, or 88.5%, compared to the same period of the previous year. The revenue contribution of the products obtained through the acquisition of Shire (767.5 billion JPY) was the main driver of revenue growth.
Year-on-year change in revenue for this six-month period in each of our main therapeutic areas was primarily attributable to the following products:

•
GI. In Gastroenterology, revenue was 341.6 billion JPY, a year-on-year increase of 89.5 billion JPY, or 35.5%. Growth was driven by ENTYVIO (for ulcerative colitis (UC) and Crohn’s disease (CD)), Takeda's top-selling product, with sales of 168.4 billion JPY, a year-on-year increase of 40.0 billion JPY, or 31.2%. Market share growth in the U.S. and in Europe was driven by further penetration of bio-naïve segment in UC and CD. In Japan, sales increased primarily as a result of the newly approved CD indication. Sales of TAKECAB (for acid-related diseases) were 35.0 billion JPY, an increase of 7.7 billion JPY, or 28.3% versus the same period of the previous year. The increase was driven by the expansion of new prescriptions in the Japanese market due to TAKECAB's efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. Sales of GATTEX/REVESTIVE (for short bowel syndrome), obtained through the acquisition of Shire, added 29.3 billion JPY to our revenue.

•
Rare Diseases. Products obtained through the acquisition of Shire contributed 327.2 billion JPY of revenue in Rare Diseases in the period. The biggest contributors in each therapeutic area were ELAPRASE in Rare Metabolic (for Hunter syndrome), ADVATE in Rare Hematology (for hemophilia A), and TAKHZYRO, a prophylaxis against Hereditary Angioedema, with sales of 35.5 billion JPY, 83.2 billion JPY, and 30.7 billion JPY, respectively.

•
PDT Immunology. In PDT (Plasma-Derived Therapies) Immunology, revenue increased by 183.7 billion JPY compared to the same period of the prior year to 191.7 billion JPY, predominantly due to the addition of products obtained through the acquisition of Shire. Aggregate sales of immunoglobulin products were 146.5 billion JPY, and in particular, GAMMAGARD LIQUID (mainly for the treatment of primary immunodeficiency (PID) and multifocal motor neuropathy (MMN)) continued to build its position as a highly recognized intravenous immunoglobulin brand that is the standard of care treatment for PID and MMN in the U.S. Aggregate sales of albumin products including ALBUMIN GLASS and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 34.1 billion JPY and other PDT immunology products added 11.1 billion JPY of aggregate sales.

•
Oncology. In Oncology, revenue was 214.8 billion JPY, a year-on-year increase of 16.4 billion JPY, or 8.3%. Sales of NINLARO (for multiple myeloma) were 38.3 billion JPY, an increase of 8.9 billion JPY, or 30.2%, versus the same period of the previous year, reflecting strong growth in global sales particularly in the U.S. and China. Additionally, sales of ADCETRIS (for malignant lymphomas) increased by 4.7 billion JPY, or 22.1%, to 25.8 billion JPY, reflecting strong growth in sales particularly in Japan where it has obtained an additional indication as a frontline treatment option for CD30-positive Hodgkin lymphoma. Revenue attributable to ALUNBRIG (for non-small cell lung cancer) increased by 1.1 billion JPY, or 48.3% to 3.4 billion JPY, as it continues to launch in European countries. Sales of VELCADE (for multiple myeloma) decreased by 1.3 billion JPY, or 1.9% compared to the same period of the previous year to 63.6 billion JPY, of which ex-US royalty income was 6.5 billion JPY, a year-on-year decrease of 5.1 billion JPY, or 44.1%, due to generic entry in Europe in late April.

•
Neuroscience. In Neuroscience, revenue was 213.9 billion JPY, a year-on-year increase of 167.4 billion JPY, or 360.5%. This increase was largely attributable to the neuroscience portfolio obtained through the acquisition of Shire, including VYVANSE (for attention deficit hyperactivity disorder (ADHD)) which added 131.5 billion JPY of sales. TRINTELLIX (for major depressive disorder (MDD)) sales were 34.6 billion JPY, an increase of 7.5 billion JPY, or 27.6%, versus the same period of the previous year driven by increase in new patients and improved persistence on therapy.

Revenue by Geographic Region:

	Billion JPY; percentages are portion of total revenue
Revenue:	FY2018 H1		FY2019 H1
Japan	274.2	31.1%	299.4	18.0%
United States	321.1	36.5%	805.9	48.5%
Europe and Canada	158.6	18.0%	321.8	19.4%
Russia/CIS	27.5	3.1%	36.9	2.2%
Latin America	34.7	3.9%	75.8	4.6%
Asia (excluding Japan)	51.9	5.9%	83.9	5.1%
Other	12.6	1.4%	36.5	2.2%
Total	880.6	100.0%	1,660.2	100.0%
Cost of Sales. Cost of Sales increased 341.0 billion JPY, or 147.4%, to 572.3 billion JPY compared to the same period of the previous year. This was primarily caused by the inclusion of Cost of Sales related to the sale of products obtained in the acquisition of Shire and by 137.8 billion JPY in non-cash charges, mainly from the unwinding of the fair value step up on inventory. These effects were partially offset by a decrease in Cost of Sales for legacy Takeda products, primarily due to a more favorable product mix.
Selling, General and Administrative (SG&A) expenses. SG&A expenses increased 168.7 billion JPY, or 57.4%, to 462.5 billion JPY compared to the same period of the previous year, primarily due to expenses relating to the acquired operations of Shire. This increase was partially offset by the favorable impact of the Global Opex Initiative* and cost synergies from the integration of Shire.

*	Takeda's global operating expense reduction initiative with the aim of delivering annual margin improvements driven by reduced consumption, procurement initiatives and organizational optimization.

Research and Development (R&D) expenses. R&D expenses increased 78.9 billion JPY, or 52.1%, to 230.4 billion JPY, primarily resulting from costs for the R&D programs acquired from Shire.
Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products increased by 225.4 billion JPY, or 466.7%, to 273.7 billion JPY compared to the same period of the previous year. This primarily represents 211.3 billion JPY amortization of intangible assets related to the assets obtained through the acquisition of Shire and an impairment charge of 15.6 billion JPY related to our decision to terminate the SHP616 AMR program following the interim readout in May 2019.
Other Operating Income. Other Operating Income decreased 21.0 billion JPY, or 65.0%, to 11.3 billion JPY compared to the same period of the previous year. The decrease was primarily due to an 18.4 billion JPY gain on sale of 100% of the shares that Takeda held in Guangdon Techpool Bio-Pharma Co., LTD. recorded in the same period of the previous year and decreased gains on sale of Property, Plant and Equipment of 5.0 billion JPY compared to the same period of the previous year, which was partially offset by a 2.2 billion JPY gain on sale of the shares Takeda held in Axcelead Drug Discovery Partners, Inc. recorded in the current period.
Other Operating Expenses. Other Operating Expenses were 82.4 billion JPY, an increase of 66.2 billion JPY, or 410.4%, compared to the same period of the previous year, primarily due to an increase of 49.6 billion JPY in restructuring expenses resulting from the progress of the Shire integration program. The valuation reserve for pre-launch inventories also was negatively impacted by 16.2 billion JPY comprised of 8.5 billion JPY recorded for the six-month period ended September 30, 2019 and 7.7 billion JPY reversal of valuation reserve for pre-launch inventories recorded in the same period of the previous year.
Operating Profit. As a result of the above factors, Operating Profit decreased by 121.6 billion JPY, or 70.7% compared to the same period of the previous year to 50.3 billion JPY.
Net Finance Expenses. Net Finance Expenses were 81.9 billion JPY in the current period, an increase of 66.7 billion JPY compared to the same period of previous year, mainly due to interest on bonds and loans used to partially fund the acquisition of Shire as well as interest on debt assumed from Shire.
Income Tax (Expenses) Benefit. We recorded an income tax benefit of 60.8 billion JPY in the current period, compared to income tax expenses of 34.3 billion JPY for the same period of the previous year. This decrease was mainly due to the recognition of a non-cash deferred tax benefit of 56.3 billion JPY as a result of the enactment of a new taxing regime in Switzerland (Swiss Tax Reform).
Net Profit for the Period. Net Profit for the Period decreased 93.2 billion JPY, or 73.7%, compared to the same period of the previous year to 33.3 billion JPY.

Underlying Results (April 1 to September 30, 2019)
Definition of Core and Underlying Growth
Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes.

Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis and exclude the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance.

Takeda uses "Underlying Revenue Growth", "Underlying Core Operating Profit Growth", and "Underlying Core EPS Growth" as key financial metrics.

Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures that occurred during the reported periods presented.

Underlying Core Operating Profit represents Core Operating Profit (as defined below) on a constant currency basis and further adjusted to exclude the impacts of divestitures that occurred during the reporting periods presented.

Core Operating Profit*1 represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as purchase accounting effects and transaction related costs.
*1 For FY2019, Takeda renamed "Core Earnings" to "Core Operating Profit". Its definition has not changed.
Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period.

Underlying Results

FY2019 H1
Underlying Revenue Growth*2	-0.2%
Underlying Core Operating Profit Margin	32.2%
Underlying Core EPS	249.25 JPY
*2 Growth versus FY2018 H1 pro-forma revenue (6-month April-September 2018 combined revenue of Legacy Takeda and Legacy Shire, which was previously reported under US GAAP and conformed to IFRS without material differences, and excluding Legacy Shire's oncology business, which was sold in August 2018, prior to Takeda acquisition.)

Underlying Revenue Growth was -0.2% compared to the same six-month period of the previous year. Revenue attributable to Takeda’s 14 global brands*3 grew by 20.5%, which was fully offset by the negative impact of intensified competition and generic erosion.
*3 Takeda's 14 global brands
GI: ENTYVIO, GATTEX/REVESTIVE, ALOFISEL
Rare Diseases: NATPARA, ADYNOVATE/ADYNOVI, TAKHZYRO, ELAPRASE, VPRIV
PDT Immunology: GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, ALUBUMIN/FLEXBUMIN
Oncology: NINLARO, ALUNBRIG

•
GI. In Gastroenterology, underlying revenue increased by 8.9% compared to the same period of the previous year. Growth of ENTYVIO (+33.9%) and TAKECAB (+28.3%) fully absorbed the declines of off-patented products such as pantoprazole (-16.0%), lansoprazole (-28.1%), and LIALDA (-50.0%), which all faced further generic erosion. GATTEX/REVESTIVE (+17.0%) further reinforced our leadership in GI, partly benefitting from a pediatric indication obtained in the U.S. this year.

•
Rare Diseases. In Rare Diseases, underlying revenue decreased by 10.5% due to higher competitive pressure and product recall of NATPARA. Competitive pressure was strong in Rare Hematology (-12.7%), as our hemophilia A products were especially impacted by competition, with significant decreases in ADVATE (-15.9%) and FEIBA (-24.4%), and lower revenue growth of ADYNOVATE (+5.4%), our extended half-life product. Declines in therapies for Hereditary Angioedema (-19.2%) reflect lower sales of CINRYZE (-56.0%) and FIRAZYR (-58.8%) due to stocking in the prior year, fewer patients on CINRYZE, and impact from loss of exclusivity and less utilization of FIRAZYR, partially offset by TAKHZYRO sales in the U.S. In Rare Metabolic (+1.0%), parathyroid hormone, NATPARA (-2.2%) was recalled in the U.S. in September this year due to an issue related to the rubber septum of its cartridge.

•
PDT Immunology. Underlying revenue of PDT Immunology increased by 3.6% compared to the same period of the previous year. Immunoglobulin product revenue increased by 3.0% driven by the growth across both SCIG (subcutaneous immunoglobulin) and IVIG (intravenous immunoglobulin). Albumin product revenue increased by 16.9%.

•
Oncology. In Oncology, the year-over-year increase was 10.5%, led by NINLARO (+32.7%) and ADCETRIS (+32.7%). ALUNBRIG also marked a growth rate of 50.7%. The only major Oncology product that declined on an underlying basis was VELCADE (-1.5%) with a 43.8% decrease in ex-US royalty income due to generic entry in Europe in late April.

•
Neuroscience. In Neuroscience, underlying revenue increased by 5.6% due to the growth of VYVANSE (+5.4%) and TRINTELLIX (+28.1%), both of which are leading branded medications in the U.S. for ADHD and MDD, respectively. ADDERALL XR declined by 38.7% due to greater impacts from generic competition.

Underlying Revenue Growth*4 by Therapeutic Area
GI	+8.9%
Rare Diseases	-10.5%
Rare Metabolic	+1.0%
Rare Hematology	-12.7%
Hereditary Angioedema	-19.2%
PDT Immunology	+3.6%
Oncology	+10.5%
Neuroscience	+5.6%
Other	-8.2%
Total	-0.2%
*4 Growth versus FY2018 H1 pro-forma revenue (6-month April-September 2018 combined revenue of Legacy Takeda and Legacy Shire, which was previously reported under US GAAP and conformed to IFRS without material differences, and excluding Legacy Shire’s oncology business, which was sold in August 2018, prior to the Takeda acquisition.)
Major non-recurring items and the impact of divestitures excluded to calculate Underlying Revenue:

•
Revenue of former subsidiaries, Guangdong Techpool Bio-Pharma Co., Ltd. ("Techpool"), and Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda. ("Multilab"), is excluded from the same period of the prior year consolidated revenue as both subsidiaries were divested in the fiscal year ended March 31, 2019.

•
Net sales from XIIDRA, the divestiture of which was completed in July 2019, and net sales from TACHOSIL are excluded from both the current period and the same period of the prior year as Takeda agreed in May 2019 to divest these products, with completion of divestiture of TACHOSIL also expected to occur within FY2019.

Underlying Core Operating Profit Margin for the current period was 32.2%, reflecting a favorable impact of the Global Opex Initiative and cost synergies from the integration of Shire.

Core Operating Profit for the current period, which excludes items unrelated to Takeda's core operations such as the integration of Shire related costs and non-cash expenses from purchase accounting, was 541.6 billion JPY.

Underlying Core EPS for the current period was 249.25 JPY.

(2) Consolidated Financial Position
Assets. Total Assets as of September 30, 2019 were 12,880.1 billion JPY, reflecting a decrease of 1,004.0 billion JPY compared to the previous fiscal year-end. Goodwill and Intangible assets decreased by 157.5 billion JPY and 421.8 billion JPY, respectively, mainly due to FX impact and amortization of intangible assets. In addition, Assets Held for Sale decreased by 431.5 billion JPY mainly from the completion of the XIIDRA divestiture. Cash and Cash Equivalents also decreased by 158.6 billion JPY primarily from paying dividends and redemption of bonds. These decreases were partially offset by an increase of 125.1 billion JPY in Property, Plant and Equipment mainly due to the newly adopted accounting standards for leases (IFRS 16)*1.
*1 IFRS 16 requires the value of leases to be recorded on the balance sheet as long term assets with a corresponding long term liability, see below for discussion regarding the liability.

Liabilities. Total Liabilities as of September 30, 2019 were 8,010.5 billion JPY, reflecting a decrease of 710.1 billion JPY compared to the previous fiscal year-end mainly driven by a decrease in Bonds and Loans of 726.3 billion JPY to 5,024.6 billion JPY*2 due to FX impact, the redemption of bonds, and repayment of loans. We issued 500.0 billion JPY of Hybrid (subordinated) bonds in June while Loans decreased as a result of the repayment of 500.0 billion JPY Syndicated Loans. There were early redemptions totaling 1,404.5 million USD (150.2 billion JPY) of unsecured USD denominated senior notes in August 2019. Further, we redeemed 3,300.0 million USD (350.7 billion JPY) of unsecured USD denominated senior notes in September 2019. In addition to the decrease in Bonds and Loans, Liabilities Held for Sale decreased by 128.4 billion JPY primarily due to the completion of sale of the XIIDRA.These decreases were partially offset by an increase of 173.5 billion JPY in Other Non-Current Financial Liabilities mainly due to the adoption of IFRS 16 as noted above.
*2 The carrying amount of Bonds was 3,066.1 billion JPY and Loans was 1,958.5 billion JPY as of September 30, 2019. Breakdown of Bonds and Loans carrying amount is as follows.

Bonds:

			Billion JPY
Name of Bond (Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount
15th Unsecured straight bonds	July, 2013	July, 2020	60.0
Unsecured US dollar denominated senior notes (1,520 million USD)	June, 2015	June 2022~ June 2045	163.7
Unsecured US dollar denominated senior notes (8,800 million USD)	September, 2016	September 2021~ September 2026	900.6
Unsecured US dollar denominated senior notes (500 million USD)	July, 2017	January, 2022	53.8
Unsecured Euro denominated senior notes (7,500 million EUR)	November, 2018	November 2020~ November 2030	878.4
Unsecured US dollar denominated senior notes (4,500 million USD)	November, 2018	November 2021~ November 2028	483.1
Hybrid bonds (subordinated bonds)	June, 2019	June, 2079	496.4
Commercial Papers	July, 2019	October, 2019	30.0
Total			3,066.1

Loans:

			Billion JPY
Name of Loans (Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount
Syndicated Loans	July, 2013	July, 2020	60.0
Syndicated Loans	April, 2016	April, 2023 ~ April, 2026	200.0
Syndicated Loans	April, 2017	April, 2027	113.5
Syndicated Loans	April, 2017	April, 2027	161.6
(1,500 million USD)
Syndicated Loans	January, 2019	January, 2024	430.6
(3,987 million USD)
Syndicated Loans	January, 2019	January, 2024	359.0
(3,047 million EUR)
Japan Bank for International Cooperation	January, 2019	December, 2025	399.4
(3,700 million USD)
Other			234.4
Total			1,958.5
In September 2019, Takeda reached an agreement on a commitment facility of 700.0 billion JPY with three mega Japanese banks as well as other Japanese and non-Japanese banks. The commitment facility is effective from October 2019 for five years at minimum. In connection with entering into this new commitment facility, Takeda's existing short-term commitment facility of 300.0 billion JPY expiring in March 2020 was canceled in September 2019.  The purpose of the new commitment facility is for general business use.
Equity. Total Equity as of September 30, 2019 was 4,869.7 billion JPY, a decrease of 293.9 billion JPY compared to the previous fiscal year-end. This was mainly due to a decrease of 91.8 billion JPY in Retained Earnings resulting from Dividends payment of 140.8 billion JPY, and a 212.6 billion JPY decrease in Other Components of Equity mainly due to fluctuation in currency translation adjustments reflecting the appreciation of yen.
Consolidated Cash Flow

	Billion JPY
	FY2018 H1	FY2019 H1
Net Cash from (used in) operating activities	117.8	341.1
Net Cash from (used in) investing activities	(2.1)	330.4
Net Cash from (used in) financing activities	(97.2)	(811.7)
Net increase (decrease) in cash and cash equivalents	18.5	(140.2)
Cash and cash equivalents at the beginning of the year	294.5	702.1
Effects of exchange rate changes on cash and cash equivalents	3.6	(19.0)
Net increase (decrease) in cash and cash equivalents resulting from a transfer to assets held for sale	0.5	0.6
Cash and cash equivalents at the end of the period	317.1	543.5
Net cash from operating activities was 341.1 billion JPY for the current period compared to 117.8 billion JPY for the same period of the previous year. The increase of 223.3 billion JPY was driven by certain non-cash adjustments such as an increase in depreciation and amortization of 264.0 billion JPY mainly attributable to intangible assets recorded upon the acquisition of Shire, a decrease in inventories of 92.5 billion JPY primarily attributable to the unwinding of the fair value step up recorded in relation to the acquisition of Shire, and an increase in provision of 46.0 billion JPY.
The increase in net cash from operating activities also includes other adjustments such as an increase in net finance expenses of 66.7 billion JPY primarily due to the interest expenses in connection with the financing for the acquisition of Shire.
These increases were partially offset by a decrease in net profit for the period of 93.2 billion JPY and an increase of income taxes paid of 77.2 billion JPY mainly resulting from higher tax payments by the legacy Shire entities as well as other adjustment such as a decreased income tax expenses of 95.1 billion JPY.
Net cash from investing activities was 330.4 billion JPY for the current period compared to net cash used in investing activities of 2.1 billion JPY for the same period of the previous year. This increase in net cash from investing activities of 332.6 billion JPY was mainly due to an increase in proceeds from sales of business of 348.3 billion JPY reflecting the sale of XIIDRA of 375.5 billion JPY for the current period as well as a decrease in acquisition of business of 62.2 billion JPY primarily resulting from the acquisition of TiGenix of 66.7 billion JPY for the same period of the previous year. This increase was partially offset by a 71.8 billion JPY decrease in proceeds from withdrawal of restricted deposit mainly used for the acquisition of TiGenix.
Net cash used in financing activities was 811.7 billion JPY for the current period compared to 97.2 billion JPY for the same period of the previous year. This increase in net cash used of 714.5 was mainly due to repayment of bonds and loans of 623.1 billion JPY in the current period. There also were increases of dividends paid by 69.4 billion JPY and an increase of interest paid by 56.6 billion JPY mainly resulting from the financing for the acquisition of Shire.
For the current period, the proceeds from issuance of bonds and long-term loans were 496.2 billion JPY including the 500.0 billion JPY issuance of hybrid bonds, and net decrease in short-term loans was 461.4 billion JPY mainly due to repayment of 500.0 billion JPY for the short-term syndicated loans.

(3) Research & Development Activities and Results

Research and development expenses for the six-month period ended September 30, 2019 were 230.4billion JPY.
Takeda initiated a five year R&D Transformation program in July 2016, to re-invigorate the pipeline and build an agile, global R&D organization driven by innovative science. A significant component of the change has been an intensive focus in the following three key areas:

1.	Therapeutic Area Focus: Leveraging therapeutic area expertise to progress innovative assets

2.	Partnerships & Capabilities: Enhancing capabilities internally and through external collaborations

3.	Innovative Research Engine: Developing new technologies and new modalities to treat disease
Upon completion of the Shire Acquisition, Takeda has focused R&D efforts in four therapeutic areas (Oncology, Gastroenterology, Rare Diseases, and Neuroscience) and two targeted R&D Business Units (Plasma Derived Therapies and Vaccines).
Major progress on R&D events occurring within the six-month period ending September 30, 2019 are listed as follows:

R&D pipeline
Oncology
In oncology, Takeda endeavors to deliver novel medicines to patients with cancer worldwide through a commitment to breakthrough innovation, and a passion for improving the lives of patients. Takeda focuses in 3 key areas in oncology; (1) building on its foundational expertise in hematologic malignancies through continued investment in lifecycle management programs for marketed products NINLARO, ADCETRIS, and ICLUSIG, as well as in pipeline assets in Multiple Myeloma, Acute Myeloid Leukemia, Myelodysplastic Syndromes, and other blood cancers; (2) further developing its portfolio in lung cancer; and (3) pursuing novel immuno-oncology targets and next-generation platforms with external partners as well as exploring innovative cell therapies.
NINLARO/Generic name: ixazomib

–
In April 2019, Takeda announced that it submitted an application for a partial change to its manufacturing and marketing approval to Japanese Ministry of Health, Labour and Welfare (MHLW) for NINLARO regarding an additional indication as a maintenance therapy for multiple myeloma following autologous stem cell transplantation (ASCT).

–
In June 2019, Takeda announced that the Phase 3 TOURMALINE-AL1 clinical trial in patients with relapsed or refractory systemic light-chain (AL) amyloidosis did not meet the first of two primary endpoints. Treatment with NINLARO in combination with dexamethasone did not demonstrate a significant improvement in overall hematologic response compared to physician’s choice of standard of care regimens. As a result of this analysis, Takeda has decided to discontinue the trial. The encouraging secondary endpoint data will be submitted for presentation at an upcoming scientific meeting.

Generic name: cabozantinib

–
In April 2019, Takeda announced that it submitted an application to the Japanese Ministry of Health, Labor and Welfare for manufacturing and marketing approval for cabozantinib for the treatment of unresectable and metastatic renal cell carcinoma. The application is based on the results of an international phase-3 METEOR pivotal trial, an overseas phase-2 CABOSUN trial, and a Japanese phase-2 Cabozantinib-2001 trial that studied the efficacy and safety of cabozantinib on 35 Japanese patients suffering from advanced renal cell carcinoma, which had progressed after prior vascular endothelial growth factor receptor tyrosine kinase inhibitor (VEGFR-TKI) therapy.

Development code: TAK-788

–
In June 2019, Takeda presented new data regarding TAK-788 during an oral session at the 2019 American Society of Clinical Oncology (ASCO) Annual Meeting. Results from a Phase 1/2 first-in-human, Copen-label, multicenter study showed TAK-788 yielded a median progression-free survival (PFS) of 7.3 months and a confirmed objective response rate (ORR) of 43% in patients with locally advanced or metastatic non-small cell lung cancer (NSCLC) whose tumors harbor epidermal growth factor receptor (EGFR) exon 20 insertion mutations.

Gastroenterology
In gastroenterology (GI), Takeda focuses on delivering innovative, life-changing therapeutics for patients with GI and liver diseases. Takeda is maximizing the potential of our inflammatory bowel disease (IBD) franchise around ENTYVIO and ALOFISEL, expanding our position in specialty GI with GATTEX and progressing a pipeline built through partnerships exploring opportunities in motility disorders, celiac disease, liver disease and the microbiome.
ENTYVIO/Generic name: vedolizumab

–
In April 2019, Takeda announced that the European Medicines Agency (EMA) accepted a Marketing Authorization Line Extension Application for a subcutaneous (SC) formulation of vedolizumab for maintenance therapy in adults with moderately to severely active ulcerative colitis or Crohn’s disease. Takeda proposes to make vedolizumab SC available in both pre-filled syringe and pen options.

–
In May 2019, Takeda announced that the U.S. Food & Drug Administration (FDA) accepted for review a Biologics License Application (BLA) for an SC formulation of vedolizumab for maintenance therapy in adults with moderately to severely active ulcerative colitis. Takeda proposes to make vedolizumab SC available in both pre- filled syringe and pen options.

–
In May 2019, Takeda announced that it obtained approval from the Japanese MHLW for an additional indication for ENTYVIO for the treatment of adult patients with moderately to severely active Crohn’s disease.

–
In May 2019, Takeda announced new exploratory data from VARSITY, the first head-to-head ulcerative colitis biologic study, which demonstrated superiority of vedolizumab to adalimumab in clinical remission*1 at week 52. The data was presented at the 2019 Digestive Disease Week (DDW).

*1 Primary endpoint: Clinical remission is defined as a complete Mayo score of ≤2 points and no individual subscore ˃1 point.

–
In July 2019, Takeda announced top-line results from the VISIBLE 2 clinical trial evaluating the efficacy and safety of an investigational SC formulation of vedolizumab as maintenance therapy in adult patients with moderately to severely active Crohn's disease who achieved clinical response*1 at week 6 following two doses of open-label vedolizumab intravenous (IV) therapy at weeks 0 and 2. In evaluating the primary endpoint of the trial, a statistically significant proportion of patients receiving vedolizumab SC achieved clinical remission*2 at week 52 compared to placebo.

*1 Clinical response is defined as a ≥70 point decrease in Crohn's Disease Activity Index (CDAI) score from baseline (week 0).
*2 Clinical remission is defined as a Crohn's Disease Activity Index (CDAI) score ≤150 at week 52.

–
In August 2019, Takeda announced that it submitted a New Drug Application (NDA) to the Japanese MHLW for an SC formulation of vedolizumab, a gut-selective biologic for maintenance therapy in adults with moderately to severely active ulcerative colitis. Takeda proposes to make vedolizumab SC available in both pre-filled syringe and pen options.

–
In September 2019, Takeda announced further results from the VARSITY study, which demonstrated the superiority of vedolizumab to adalimumab in achieving the primary endpoint of clinical remission*1 at week 52 in patients with moderately to severely active ulcerative colitis. The results have been published in The New England Journal of Medicine.

*1 Primary endpoint: Clinical remission is defined as a complete Mayo score of ≤2 points and no individual subscore ˃1 point.

–
In October 2019, Takeda announced results from a retrospective chart review study (EVOLVE), which investigated the likelihood of serious adverse events and serious infections with vedolizumab and anti-tumor necrosis factor-alpha (anti-TNFα) therapies in biologic-naïve patients with moderately to severely active ulcerative colitis or Crohn’s disease in real-world clinical practice. These data were announced in an oral presentation at UEG Week 2019.

GATTEX/Generic name: teduglutide

–
In May 2019, Takeda announced that the FDA approved extending the indication of GATTEX for children 1 year of age and older with short bowel syndrome who need additional nutrition or fluids from intravenous feeding (parenteral support).

Rare Diseases
Takeda acquired our rare disease business and pipeline through our acquisition of Shire. Takeda focuses on (1) rare immunology (e.g., Hereditary angioedema) including through recently launched TAKHZYRO to transform the treatment paradigm, (2) rare hematology with the broadest portfolio across our competitors in hematology and (3) rare metabolic diseases, focused on addressing with approved treatments for Fabry disease, Hunter syndrome and Gaucher disease.
ADYNOVATE/Generic name: antihemophilic factor (recombinant), PEGylated

–
In July 2019, Takeda announced updated results from its phase IIIb/IV clinical trial for ADYNOVATE at the 27th Annual International Society on Thrombosis and Haemostasis Congress (ISTH). The PROPEL study is a prospective, randomized, multi-center study comparing the safety and efficacy of ADYNOVATE following PK- guided prophylaxis targeting two different factor eight (FVIII) trough activity levels in subjects with severe hemophilia A.

TAKHZYRO /Generic name: lanadelumab

–
In June 2019, Takeda announced new data from an ad-hoc analysis of the Phase 3 HELP Study, designed to evaluate the onset of action for TAKHZYRO during days 0-69 of treatment. The data was presented at the European Academy of Allergy and Clinical Immunology (EAACI). The analysis suggests that TAKHZYRO starts to prevent hereditary angioedema (HAE) attacks during this early treatment phase, with patients experiencing an 80.1% decrease in mean monthly attack rate compared to placebo.

Development code: BAX111/Generic name: Vonicog Alfarecombinant

–
In July 2019, Takeda announced that it filed an application with the Japanese MHLW for manufacturing and marketing approval of Vonicog Alfa (BAX111), a recombinant human von Willebrand Factor, in the treatment of von Willebrand's Disease.

Development code: TAK-620/Generic name: maribavir

–
In September 2019, Takeda announced that the New England Journal of Medicine published results of a Phase 2, randomized, 12-week, open-label study of TAK-620 (maribavir), an investigational, orally bioavailable antiviral compound being evaluated in patients with cytomegalovirus (CMV) infection after undergoing hematopoietic cell transplant or solid organ transplant. CMV is a beta herpes virus that, in patients with compromised immunity, including organ or stem cell transplant recipients, causes clinically challenging complications that can be fatal.

Neuroscience
In neuroscience, Takeda aims to bring innovative medicines to patients suffering from neurologic and psychiatric diseases for whom there are no treatments available. Takeda is expanding its presence in psychiatric diseases through continued investment in Trintellix for Major Depressive Disorder, and the Attention Deficit Hyperactivity Disorder portfolio acquired from Shire. Takeda is also building its pipeline in neurology (e.g., Alzheimer's disease, Parkinson's disease) and selected rare CNS diseases through a combination of in-house expertise and collaboration with partners.
TRINTELLIX/Generic name: vortioxetine

–
In July 2019, Takeda presented the results of a domestic, phase 3 randomized, placebo-controlled, double-blind, parallel-group, controlled trial (NCT02389816) studying vortioxetine in the treatment of major depressive disorder at the 16th Annual Meeting of the Japanese Society of Mood Disorders. In this trial, adult patients in Japan with recurrent depression were randomly assigned to a vortioxetine (10mg or 20mg) or placebo group. The primary endpoint was change in total score from baseline (at the onset of double blinding) on the Montgomery-sberg Depression Rating Scale (MADRS) at week 8 of administration which was -2.66 and -3.07 in the 10mg and 20mg vortioxetine groups, respectively. These figures represented statistically significant decreases in the treatment groups (P=0.0080, 0.0023).

–	In September 2019, Takeda announced that the Japanese MHLW approved Trintellix for the treatment of depression and depressed state.
INTUNIV/Generic name: guanfacine hydrochloride

–
In June 2019, Takeda announced that that a partial change has been approved from the Japanese MHLW for the indications for Intuniv in the treatment of adult patients (aged 18 and over). The manufacturing and marketing rights in Japan for Intuniv are held by Shionogi & Co., Ltd. while Takeda and Shionogi jointly provide information on the drug.

Development code: TAK-925

–
In September 2019, Takeda announced results of a Phase 1 clinical proof of concept study of the novel investigational compound TAK-925, a selective orexin type-2 receptor (OX2R) agonist, in individuals with narcolepsy type 1 (NT1). The company also presented data on the effects of TAK-925 in healthy sleep-deprived adults. These studies evaluated safety, tolerability, and pharmacokinetic and pharmacodynamic effects of TAK-925 during a single 9-hour intravenous administration. In both studies, TAK-925 was well tolerated at all doses tested. These studies were presented for the first time at the World Sleep 2019 Congress.

Plasma Derived Therapies
Takeda added a new global Business Unit to focus on Plasma-Derived Therapies (PDT) after the acquisition of Shire on January 8, 2019. PDT Business Unit will focus on meeting the growing demand for plasma-derived products, which are essential for effectively treating patients with a variety of rare, life-threatening, chronic and genetic diseases across the world.

Vaccines
In vaccines, Takeda is applying innovation to tackle some of the world’s most challenging infectious diseases such as dengue, zika, and norovirus. To support the expansion of our pipeline and the development of our programs, we have entered partnerships with government organizations in Japan, the U.S., and Singapore and leading global institutions. Such partnerships have been essential towards building the critical capabilities that will be necessary to deliver on our programs and realize their full potential.

Building a sustainable research platform / Enhancing R&D collaboration
In addition to our concentrated efforts to increase our in-house research and development capabilities, external partnerships with third-party partners are a key component of our strategy for enhancing our research and development pipeline. Our strategy to expand and diversify our external partnerships allows us to take part in research of a wide variety of new products and increases the chances that we will be able to take part in a major research-related breakthrough.

–
In July 2019, Takeda and The Center for iPS Cell Research and Application (CiRA) at Kyoto University announced that a novel induced pluripotent stem (iPS) cell-derived chimeric antigen receptor (CAR) T-cell therapy (iCART) has been transferred from their T-CiRA research collaboration to Takeda as the program begins process development toward clinical testing.

–
In October 2019, Takeda and COUR Pharmaceutical Development Company, Inc. (COUR) announced that Takeda has acquired an exclusive global license to develop and commercialize the investigational medicine CNP-101/TAK-101, an immune modifying nanoparticle containing gliadin proteins. Based on COUR’s antigen specific immune tolerance platform, TAK-101 is a potential first-in-class treatment targeting the aberrant immune response in celiac disease, a serious autoimmune disease where the ingestion of gluten leads to inflammation and damage in the small intestine. Results of a randomized, double-blind, placebo-controlled clinical trial to assess the markers of potential efficacy and safety of the investigational medicine in 34 adults with proven celiac disease was presented as a late-breaking abstract at UEG Week 2019. At inclusion, patients had well-controlled biopsy proven celiac disease. After inclusion, they underwent an oral gluten challenge. Based on the study, Takeda exercised its option to acquire the exclusive global license to TAK-101.

3. Material Contracts
There were no changes in material contracts for the three-month period ended September 30, 2019.

III. Information on the Company
1. Information on the Company’s Shares
(1) Total number of shares and other related information
1) Total number of shares

Class	Total number of shares authorized to be issued (Shares)
Common stock	3,500,000,000
Total	3,500,000,000
2) Number of shares issued

Class	Number of shares outstanding (As of September 30, 2019)	Number of shares outstanding as of the filling date (November 12, 2019)	Stock exchange on which the Company is listed	Description
Common stock	1,576,356,908	1,576,356,908	Tokyo, Nagoya (both listed on the first section), Fukuoka, Sapporo, New York	The number of shares per one unit of shares is 100 shares.
Total	1,576,356,908	1,576,356,908	—	—

(Note1)	The Company's American Depositary Shares (ADS) are listed on the New York Stock Exchange.

(Note2)
The number of shares outstanding as of the filing date does not include newly issued shares exercised by stock acquisition rights from November 1, 2019 to the filing date of Quarterly Securities Report (November 12, 2019).

(2) Status of stock acquisition rights
1) Contents of stock option plans
Not applicable.
2) Status of other stock acquisition rights
Not applicable.
(3) Exercise status of bonds with stock acquisition rights containing a clause for exercise price adjustments
Not applicable.
(4) Changes in the total number of issued shares and the amount of share capital and capital reserve

Date	Change in the total number of issued shares (Thousand of shares)	Balance of the total number of issued shares (Thousand of shares)	Change in share capital JPY (millions)	Balance of share capital JPY (millions)	Change in capital reserve JPY (millions)	Balance of capital reserve JPY (millions)
From July 1 to September 30, 2019	—	1,576,357	—	1,668,092	—	1,654,185

(Note)	There was no increase in the total number of issued shares, share capital or capital reserve due to the exercise of stock acquisition rights from October 1, 2019 to October 31, 2019.

(5) Major shareholders

		As of September 30, 2019
Name	Address	Number of Shares Held (Thousands of Shares)	Percentage of total number of shares issued (excluding treasury stocks) (%)
The Master Trust Bank of Japan, Ltd. (Trust account)	11-3, Hamamatsucho 2-chome, Minato-ku, Tokyo	116,566	7.40
The Bank of New York Mellon as depositary bank for depositary receipt holders (Standing proxy: Sumitomo Mitsui Banking Corporation)	One Wall Street, New York, NY 10286, U.S.A. (3-2, Marunouchi 1-chome, Chiyodaku, Tokyo)	97,543	6.19
Japan Trustee Services Bank, Ltd. (Trust account)	8-11, Harumi 1-chome, Chuo-ku, Tokyo	85,624	5.43
Nippon Life Insurance Company (Custodian bank: The Master Trust Bank of Japan, Ltd.)	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo (11-3, Hamamatsucho 2-chome, Minato-ku, Tokyo)	35,360	2.24
Japan Trustee Services Bank, Ltd. (Trust account5)	8-11, Harumi 1-chome, Chuo-ku, Tokyo	33,912	2.15
JP Morgan Chase Bank 380055 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	270 Park Avenue, New York, NY 10017, U.S.A (15-1, Konan 2-chome, Minato-ku, Tokyo)	31,782	2.02
SSBTC CLIENT OMNI BUS ACCOUNT (Standing proxy: Custody Business Department, Tokyo branch, The Hongkong and Shanghai Banking Corporation, Limited.)	One Lincoln Street, Boston, MA, U.S.A. 02111 (11-1, Nihonbashi 3-Chome, Chuoku, Tokyo)	26,490	1.68
State Street Bank West Client-Treaty 505234 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	1776 Heritage Drive, North Quincy, MA 02171, U.S.A. (15-1, Konan 2-chome, Minato-ku, Tokyo)	23,647	1.50
Japan Trustee Services Bank, Ltd. (Trust account 1)	8-11, Harumi 1-chome, Chuo-ku, Tokyo	23,066	1.46
JP Morgan Chase Bank 385151 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (15-1, Konan 2-chome, Minato-ku, Tokyo)	22,630	1.44
Total		496,621	31.51

(6) Information on voting rights
1) Total number of shares

	As of September 30, 2019
Classification	Number of shares (Shares)		Number of voting rights (Units)	Description
Shares without voting rights		—	—	—
Shares with restricted voting rights (Treasury stock and other)		—	—	—
Shares with restricted voting rights (Others)		—	—	—
Shares with full voting rights (Treasury stock and other)	(Treasury stock) Common stock	167,000	—	—
	(Crossholding stock) Common stock	287,000	—	—
Shares with full voting rights (Others)	Common stock	1,575,226,200	15,752,262	—
Shares less than one unit	Common stock	676,708	—	Shares less than one unit (100 shares)
Number of issued shares		1,576,356,908	—	—
Total number of voting rights		—	15,752,262	—

(Note1)	"Shares with full voting rights (Others)" includes 16,574,300 (voting rights: 165,743) and 1,783,500 (voting rights: 17,835) of the shares held by the ESOP and BIP trust, respectively.

(Note2)	"Shares less than one unit" includes 7 of the shares as the treasury stock, and 166 and 187 of the shares held by the ESOP and BIP trust, respectively.
2) Treasury stock and other

	As of September 30, 2019
Name of shareholders	Address	Number of shares held under own name (Shares)	Number of shares held under the name of others (Shares)	Total shares held (Shares)	Percentage of total issued shares issued (%)
(Treasury stock)
Takeda Pharmaceutical Company Limited	1-1, Doshomachi 4-chome, Chuo-ku, Osaka	167,000	—	167,000	0.01
(Crossholding stock)
Amato Pharmaceutical Products, Ltd.	5-3, Shinsenri Higashi-machi 1-chome, Toyonaka-city, Osaka	275,000	—	275,000	0.02
Watanabe Chemical, Co.,Ltd.	6-1, Hiranomachi 3-chome, Chuo-ku, Osaka	12,000	—	12,000	0.00
Total		454,000	—	454,000	0.03

(Note)
In addition to the above treasury stock and shares less than one unit of 7 shares, 16,574,466 of the shares held by the ESOP trust and 1,783,687 of the shares held by the BIP trust are included in treasury stock on the condensed interim consolidated statements of financial position.

2. Members of the Board of Directors
No changes from the latest Annual Securities Report.

IV. Financial Information
Basis of Preparation of the Condensed Interim Consolidated Financial Statements
Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” based on the provision of Article 93 of Ordinance on Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements (Ordinance of the Ministry of Finance No. 64, 2007 in Japan).

1. Condensed Interim Consolidated Financial Statements
(1) Condensed Interim Consolidated Statements of Income

		JPY (millions, except per share data)
		Six-month period ended September 30,		Three-month period ended September 30,
	Note	2018	2019	2018	2019
Revenue	4	880,611	1,660,169	430,777	811,048
Cost of sales		(231,341)	(572,302)	(110,751)	(271,710)
Selling, general and administrative expenses		(293,783)	(462,469)	(148,755)	(223,256)
Research and development expenses		(151,432)	(230,363)	(79,466)	(113,497)
Amortization and impairment losses on intangible assets associated with products		(48,288)	(273,652)	(24,267)	(125,394)
Other operating income	5	32,331	11,316	23,047	4,650
Other operating expenses	6	(16,142)	(82,389)	(17,499)	(41,397)
Operating profit		171,956	50,310	73,086	40,444
Finance income		4,411	17,370	2,469	8,702
Finance expenses		(19,618)	(99,268)	(9,109)	(53,204)
Share of profit of investments accounted for using the equity method		4,031	4,031	471	1,687
Profit (loss) before tax		160,780	(27,557)	66,917	(2,371)
Income tax (expenses) benefit	7	(34,291)	60,837	(18,508)	56,287
Net profit for the period		126,489	33,280	48,409	53,916
Attributable to:
Owners of the Company		126,668	33,184	48,426	53,844
Non-controlling interests		(179)	96	(17)	72
Net profit for the period		126,489	33,280	48,409	53,916
Earnings per share (JPY)
Basic earnings per share	8	161.76	21.32	61.73	34.56
Diluted earnings per share	8	160.93	21.25	61.48	34.47
See accompanying notes to condensed interim consolidated financial statements.

(2) Condensed Interim Consolidated Statements of Other Comprehensive Income

	JPY (millions)
	Six-month period ended September 30,		Three-month period ended September 30,
	2018	2019	2018	2019
Net profit for the period	126,489	33,280	48,409	53,916
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income (loss)	13,008	(9,916)	9,279	(5,639)
Re-measurement loss on defined benefit plans	(163)	(4,612)	802	(2,209)
	12,845	(14,528)	10,081	(7,848)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	66,680	(180,311)	60,718	(56,867)
Cash flow hedges	1,704	(1,256)	(884)	(136)
Hedging cost	(152)	(67)	(199)	316
Share of other comprehensive income (loss) of investments accounted for using the equity method	(171)	3	(81)	3
	68,061	(181,631)	59,554	(56,684)
Other comprehensive income (loss) for the period, net of tax	80,906	(196,159)	69,635	(64,532)
Total comprehensive income (loss) for the period	207,395	(162,879)	118,044	(10,616)
Attributable to:
Owners of the Company	207,742	(162,996)	118,148	(10,500)
Non-controlling interests	(347)	117	(104)	(116)
Total comprehensive income (loss) for the period	207,395	(162,879)	118,044	(10,616)
See accompanying notes to condensed interim consolidated financial statements.

(3) Condensed Interim Consolidated Statements of Financial Position

		JPY (millions)
	Note	As of March 31, 2019	As of September 30, 2019
ASSETS
NON-CURRENT ASSETS:
Property, plant and equipment		1,331,932	1,457,060
Goodwill		4,187,006	4,029,507
Intangible assets		4,846,981	4,425,199
Investments accounted for using the equity method		114,658	124,708
Other financial assets		192,241	225,870
Other non-current assets		87,472	92,449
Deferred tax assets		88,991	150,908
Total non-current assets		10,849,281	10,505,701
CURRENT ASSETS:
Inventories		953,474	840,840
Trade and other receivables		741,907	779,431
Other financial assets		23,276	13,916
Income tax receivables		7,212	26,306
Other current assets		109,666	104,697
Cash and cash equivalents		702,093	543,517
Assets held for sale	9	497,198	65,733
Total current assets		3,034,826	2,374,440
Total assets		13,884,107	12,880,141

LIABILITIES AND EQUITY
LIABILITIES
NON-CURRENT LIABILITIES:
Bonds and loans	10	4,766,005	4,853,219
Other financial liabilities		235,786	409,237
Net defined benefit liabilities		156,513	158,564
Accrued income taxes		61,900	60,159
Provisions		33,760	28,497
Other non-current liabilities		73,881	61,725
Deferred tax liabilities		869,313	804,422
Total non-current liabilities		6,197,158	6,375,823
CURRENT LIABILITIES:
Bonds and loans	10	984,946	171,391
Trade and other payables		327,394	280,409
Other financial liabilities		47,340	68,658
Accrued income taxes		118,910	175,698
Provisions		388,920	428,634
Other current liabilities		439,076	421,517
Liabilities held for sale	9	216,775	88,327
Total current liabilities		2,523,361	1,634,634
Total liabilities		8,720,519	8,010,457

		JPY (millions)
	Note	As of March 31, 2019	As of September 30, 2019
EQUITY
Share capital	11	1,643,585	1,668,092
Share premium	11	1,650,232	1,666,141
Treasury shares		(57,142)	(87,082)
Retained earnings		1,569,365	1,477,589
Other components of equity		353,542	140,974
Equity attributable to owners of the Company		5,159,582	4,865,714
Non-controlling interests		4,006	3,970
Total equity		5,163,588	4,869,684
Total liabilities and equity		13,884,107	12,880,141

(Note) Takeda revised the provisional fair value for the assets acquired and the liabilities assumed related to business combinations during the six-month period ended September 30, 2019. For this reason, the corresponding balances in Condensed Interim Consolidated Statements of Financial Position as of March 31, 2019 were retrospectively revised. For details, please refer to "Notes to Condensed Interim Consolidated Financial Statements 13 Business Combinations".

See accompanying notes to condensed interim consolidated financial statements.

(4) Condensed Interim Consolidated Statements of Changes in Equity
Six-month period ended September 30, 2018 (From April 1 to September 30, 2018)

		JPY (millions)
	Note	Equity attributable to owners of the Company													Non-controlling interests	Total equity
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity							Other comprehensive income related to assets held for sale	Total
						Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Net changes on revaluation of available-for-sale financial assets	Cash flow hedges	Hedging cost	Re-measurement gain or loss on defined benefit plans	Total
As of April 1, 2018		77,914	90,740	(74,373)	1,557,307	272,597	—	73,037	3,391	1,606	—	350,631	(4,795)	1,997,424	19,985	2,017,409
Cumulative effects of changes in accounting policies					15,401		84,672	(73,037)	(1,378)			10,257		25,658	(10)	25,648
Adjusted opening balance		77,914	90,740	(74,373)	1,572,708	272,597	84,672	—	2,013	1,606	—	360,888	(4,795)	2,023,082	19,975	2,043,057
Net profit for the period					126,668							—		126,668	(179)	126,489
Other comprehensive income (loss)						61,937	12,954		1,704	(152)	(164)	76,279	4,795	81,074	(168)	80,906
Comprehensive income (loss) for the period		—	—	—	126,668	61,937	12,954	—	1,704	(152)	(164)	76,279	4,795	207,742	(347)	207,395
Transaction with owners:
Issuance of new shares		28	28									—		56		56
Acquisition of treasury shares				(1,158)								—		(1,158)		(1,158)
Disposal of treasury shares			(0)	3								—		3		3
Dividends	11				(71,188)							—		(71,188)	(168)	(71,356)
Changes in ownership					(2,126)	230						230		(1,896)	(15,657)	(17,553)
Transfers from other components of equity					22,032		(22,196)				164	(22,032)		—		—
Share-based compensation			9,384									—		9,384		9,384
Exercise of share-based awards			(18,375)	18,361								—		(14)		(14)
Basis adjustment related to acquisitions									2,347			2,347		2,347		2,347
Total transactions with owners		28	(8,963)	17,206	(51,282)	230	(22,196)	—	2,347	—	164	(19,455)	—	(62,466)	(15,825)	(78,291)
As of September 30, 2018		77,942	81,777	(57,167)	1,648,094	334,764	75,430	—	6,064	1,454	—	417,712	—	2,168,358	3,803	2,172,161
See accompanying notes to condensed interim consolidated financial statements.

Six-month period ended September 30, 2019 (From April 1 to September 30, 2019)

		JPY (millions)
	Note	Equity attributable to owners of the Company											Non-controlling interests	Total equity
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity						Total
						Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Cash flow hedges	Hedging cost	Re-measurement gain or loss on defined benefit plans	Total
As of April 1, 2019		1,643,585	1,650,232	(57,142)	1,569,365	302,791	46,380	2,959	1,412	—	353,542	5,159,582	4,006	5,163,588
Cumulative effects of changes in accounting policies	3				(512)						—	(512)		(512)
Adjusted opening balance		1,643,585	1,650,232	(57,142)	1,568,853	302,791	46,380	2,959	1,412	—	353,542	5,159,070	4,006	5,163,076
Net profit for the period					33,184						—	33,184	96	33,280
Other comprehensive income (loss)						(180,331)	(9,914)	(1,256)	(67)	(4,612)	(196,180)	(196,180)	21	(196,159)
Comprehensive income (loss) for the period		—	—	—	33,184	(180,331)	(9,914)	(1,256)	(67)	(4,612)	(196,180)	(162,996)	117	(162,879)
Transaction with owners:
Issuance of new shares	11	24,507	24,507								—	49,014		49,014
Acquisition of treasury shares				(52,737)							—	(52,737)		(52,737)
Disposal of treasury shares			(0)	0							—	0		0
Dividends	11				(140,836)						—	(140,836)	(153)	(140,989)
Transfers from other components of equity					16,388		(21,000)			4,612	(16,388)	—		—
Share-based compensation			13,524								—	13,524		13,524
Exercise of share-based awards			(22,122)	22,797							—	675		675
Total transactions with owners		24,507	15,909	(29,940)	(124,448)	—	(21,000)	—	—	4,612	(16,388)	(130,360)	(153)	(130,513)
As of September 30, 2019		1,668,092	1,666,141	(87,082)	1,477,589	122,460	15,466	1,703	1,345	—	140,974	4,865,714	3,970	4,869,684
See accompanying notes to condensed interim consolidated financial statements.

(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Six-month period ended September 30,
	2018	2019
Cash flows from operating activities:
Net profit for the period	126,489	33,280
Depreciation and amortization	77,976	341,970
Impairment losses	690	18,557
Equity-settled share-based compensation	9,384	13,524
Loss (gain) on sales and disposal of property, plant and equipment	(5,623)	240
Gain on divestment of business and subsidiaries	(16,631)	(3,516)
Loss on liquidation of foreign operations	—	399
Change in fair value of contingent consideration liabilities	(1,230)	2,605
Finance income and expenses, net	15,207	81,898
Share of profit of investments accounted for using the equity method	(4,031)	(4,031)
Income tax expenses (benefit)	34,291	(60,837)
Changes in assets and liabilities:
Increase in trade and other receivables	(44,721)	(53,938)
Decrease (increase) in inventories	(21,485)	70,981
Decrease in trade and other payables	(230)	(41,477)
Increase in provisions	1,594	47,591
Other, net	(35,001)	(15,575)
Cash generated from operations	136,679	431,671
Income taxes paid	(20,407)	(97,656)
Tax refunds and interest on tax refunds received	1,562	7,072
Net cash from operating activities	117,834	341,087
Cash flows from investing activities:
Interest received	1,037	7,116
Dividends received	1,575	1,141
Acquisition of property, plant and equipment	(37,314)	(55,083)
Proceeds from sales of property, plant and equipment	6,046	69
Acquisition of intangible assets	(21,105)	(21,354)
Acquisition of investments	(10,340)	(3,946)
Proceeds from sales and redemption of investments	38,196	40,582
Acquisition of businesses, net of cash and cash equivalents acquired	(66,749)	(4,580)
Proceeds from sales of business, net of cash and cash equivalents divested	27,199	375,536
Proceeds from withdrawal of restricted deposits	71,774	—
Other, net	(12,461)	(9,067)
Net cash from (used in) investing activities	(2,142)	330,414
Cash flows from financing activities:
Net decrease in short-term loans	(362)	(461,371)
Proceeds from issuance of bonds and long-term loans	—	496,190
Repayment of bonds and long-term loans	—	(623,119)
Purchase of treasury shares	(1,158)	(3,724)
Interest paid	(4,467)	(61,039)
Dividends paid	(71,448)	(140,811)
Acquisition of non-controlling interests	(2,392)	(1,700)
Repayment of lease liabilities (2018: Repayment of obligations under finance lease)	(1,284)	(14,624)
Facility fees paid for loan agreements	(15,404)	—
Other, net	(659)	(1,472)
Net cash used in financing activities	(97,174)	(811,670)
Net increase (decrease) in cash and cash equivalents	18,518	(140,169)

Cash and cash equivalents at the beginning of the year	294,522	702,093
(Consolidated statements of financial position)
Cash and cash equivalents reclassified back from assets held for sale	451	629
Cash and cash equivalents at the beginning of the year	294,973	702,722

Effects of exchange rate changes on cash and cash equivalents	3,589	(19,036)
Cash and cash equivalents at the end of the period	317,080	543,517
See accompanying notes to condensed interim consolidated financial statements.

Notes to Condensed Interim Consolidated Financial Statements
1 Reporting Entity
Takeda Pharmaceutical Company Limited (the “Company”) is a public company incorporated in Japan. The Company and its subsidiaries (collectively, "Takeda") is a global, values-based, research and development ("R&D") driven biopharmaceutical company with an innovative portfolio, engaged primarily in the research, development, manufacturing and marketing of pharmaceutical products. Takeda's principal pharmaceutical products include medicines in the following core business areas: gastroenterology ("GI"), rare diseases, plasma-derived therapies, oncology, and neuroscience.
Takeda has grown both organically and through acquisitions, completing a series of major transactions that have brought therapeutic, geographic and pipeline growth, specifically the acquisition of Shire plc ("Shire") in January 2019 for 6,213,335 million JPY (Note 13). Shire was a leading global biotechnology company focused on serving people with rare diseases and other highly specialized conditions.
2 Basis of Preparation
(1) Compliance
Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board ("IASB").
The condensed interim consolidated financial statements do not contain all the information required in consolidated financial statements as of the end of a fiscal year. Therefore, the condensed interim consolidated financial statements should be used with the consolidated financial statements as of and for the fiscal year ended March 31, 2019.
(2) Functional Currency and Presentation Currency
The condensed interim consolidated financial statements are presented in Japanese yen (“JPY”), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million, except when otherwise indicated.
(3) Approval of Financial Statements
Takeda’s condensed interim consolidated financial statements as of and for the period ended September 30, 2019 were approved on November 12, 2019 by Representative Director, President & Chief Executive Officer (“CEO”) Christophe Weber and Director & Chief Financial Officer Costa Saroukos.
(4) Use of Judgments, Estimates and Assumptions
The preparation of the condensed interim consolidated financial statements requires management to make certain judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
The condensed interim consolidated financial statements are prepared based on the same judgments and estimations as well as the accounting estimates and assumptions applied and described in Takeda’s consolidated financial statements for the fiscal year ended March 31, 2019, except for new significant judgments and uncertainty of the estimations related to the application of IFRS 16 ‘Leases’ (“IFRS 16”), which is described in Note 3 Significant Accounting Policies.
3 Significant Accounting Policies
Significant accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements of the fiscal year ended March 31, 2019 except for the policies required by IFRS 16.
Takeda calculated income tax expenses for the six-month period ended September 30, 2019, based on the estimated average annual effective tax rate.

IFRS 16 'Leases'
Takeda adopted IFRS 16 on April 1, 2019. The standard replaces IAS 17 'Leases' (“IAS 17”) and IFRIC 4 'Determining whether an Arrangement contains a Lease' (“IFRIC 4”) and introduces a single lease accounting model requiring a lessee to recognize lease liabilities and right-of-use (ROU) assets for almost all leases. Of the costs from operating leases previously included within cost of sales, selling, general and administrative expenses, research and development expenses, and other operating expenses, the portion related to the financing element is reclassified and reported as finance expenses. In the statements of cash flows, the lease payments previously included within cash flows from operating activities are reported within cash flows from financing activities.
Takeda adopted IFRS 16 using the modified retrospective approach and the cumulative effect of adopting the standard was recognized on April 1, 2019. At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the incremental borrowing rate as of April 1, 2019. ROU assets were measured at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments, onerous lease provisions and business combination related fair value adjustments.
The adoption of IFRS 16 resulted in the recognition of lease liabilities (included in "Other financial liabilities") of 217,325 million JPY and ROU assets (included in "Property, plant and equipment") of 199,256 million JPY, excluding the amount related to leases previously classified as finance leases under IAS 17 in the consolidated statements of financial position as of April 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on April 1, 2019 was 2.8%. In the condensed interim consolidated statements of cash flows, cash outflow of 17,901 million JPY for the six-month ended September 30, 2019 was presented in "net cash from (used in) financing activities" instead of "net cash from (used in) operating activities". Other impact of applying IFRS 16 to the condensed interim consolidated financial statements was immaterial.
Takeda elected the following transition practical expedients, to leases previously classified as operating leases under IAS 17;

–	Applying the recognition exemption for lease contracts for which the term ends within 12 months at the date of initial application

–
Adjusting the ROU assets by the amount of onerous contract provision recognized under IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' immediately before the date of initial application, as an alternative to an impairment review

Takeda has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before April 1, 2019, Takeda relied on its assessment made applying IAS 17 and IFRIC 4.
As a result of the adoption of IFRS 16, Takeda has updated and revised the related accounting policy for leases, effective April 1, 2019, as follows:
As Lessee
Takeda assesses whether a contract is or contains a lease at inception of a contract. As a lessee, Takeda recognizes a ROU asset and a corresponding lease liability for all contracts in which it is a lessee in the consolidated statements of financial position at the lease commencement date.
The ROU asset is initially measured at cost, being the initial amount of the lease liability adjusted for any lease payments made at or before the lease commencement date and subsequently at cost less any accumulated depreciation and impairment losses. The ROU asset is subsequently depreciated using the straight-line method over the shorter of the lease term or the estimated useful life of the underlying asset. The ROU asset is subject to impairment assessment.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if not readily determinable, the Takeda's incremental borrowing rate.
Generally, Takeda uses its incremental borrowing rate as the discount rate. The lease term comprises a non-cancellable period of lease contracts and periods covered by an option to extend or terminate the lease if Takeda is reasonably certain to exercise that option. After initial recognition, the lease liability is measured at amortized cost using the effective interest method. If there is a change in future lease payments, such as from reassessment of whether an extension or termination option will be exercised, the lease liability is remeasured. A corresponding adjustment is made to the ROU asset or is recorded in the consolidated statements of income when the ROU asset has been fully depreciated.
Takeda has elected to apply recognition exemption for leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments for such leases are recognized as an expense on a straight-line basis over the lease term.

As a practical expedient, Takeda has elected not to separate non-lease components from lease components, and instead accounts for each lease component and any associated non-lease components as a single lease component.
4 Operating Segment and Revenue Information
Takeda comprises a single operating segment and is engaged in the research, development, manufacturing and marketing of pharmaceutical products, over-the-counter ("OTC") medicines and quasi-drug consumer products, and other healthcare products. This is consistent with how the financial information is viewed in allocating resources, measuring performance, and forecasting future periods by the CEO who is Takeda's Chief Operating Decision Maker.
Takeda’s revenue from contracts with customers is comprised of the following:

	JPY (millions)
	Six-month period ended September 30,
	2018	2019
Sales of pharmaceutical products	855,722	1,613,024
Royalty and service income	24,889	47,145
Total	880,611	1,660,169

	JPY (millions)
	Three-month period ended September 30,
	2018	2019
Sales of pharmaceutical products	418,891	791,009
Royalty and service income	11,886	20,039
Total	430,777	811,048
The disaggregation of revenue from contracts with customers by geographic location is as follows. This disaggregation provides revenue attributable to countries or regions based on the customer location.

	JPY (millions)
	Six-month period ended September 30,
	Japan	U.S.	Europe and Canada	Russia/ CIS	Latin America	Asia	Other	Total
2018	274,243	321,079	158,603	27,484	34,685	51,905	12,612	880,611
2019	299,444	805,860	321,816	36,884	75,803	83,859	36,503	1,660,169

Other includes the Middle East, Oceania and Africa.

	JPY (millions)
	Three-month period ended September 30,
	Japan	U.S.	Europe and Canada	Russia/ CIS	Latin America	Asia	Other	Total
2018	129,983	159,979	79,481	13,359	16,180	25,024	6,771	430,777
2019	147,114	390,184	156,581	17,865	38,392	42,904	18,008	811,048

Other includes the Middle East, Oceania and Africa.

5 Other Operating Income
Other Operating Income for the six-month period ended September 30, 2018 was 32,331 million JPY, including the gain on the sale of shares of 18,381 million JPY which was due to the sale of 100% of the shares that Takeda held in Guangdong Techpool Bio-Pharma Co., Ltd. to Shanghai Pharmaceutical Holding Co. Ltd. and SFund International Investment Fund Management Limited.
Other Operating Income for the six-month period ended September 30, 2019 was 11,316 million JPY, including 2,156 million JPY of gain on sale of the shares of Axcelead Drug Discovery Partners, Inc.
6 Other Operating Expenses
Other operating expenses was 16,142 million JPY and 82,389 million JPY for the six-month period ended September 30, 2018 and 2019, respectively.
Restructuring expenses such as reductions in the workforce and consolidation of sites and functions included in other operating expenses were 14,097 million JPY and 63,703 million JPY for the six-month period ended September 30, 2018 and 2019, respectively. Restructuring expenses for the six-month period ended September 30, 2018 mainly consisted of global operating expense reduction initiative expenses and R&D transformation costs as well as costs related to the proposed Shire acquisition, while the expenses for the six-month period ended September 30, 2019 mainly included Shire integration costs. In addition, Takeda recorded the reversal of pre-launch inventory write-offs (net of inventory write-offs) of 7,710 million JPY due to regulatory approval for the six-month period ended September 30, 2018, and the pre-launch inventory write-offs of 8,486 million JPY for the six-month period ended September 30, 2019.
7 Income Tax (Expenses) Benefit
The effective tax rate for the six-month period ended September 30, 2019 was 220.8% compared to 21.3% for the six-month period ended September 30, 2018, mainly due to the enactment of a new taxing regime in Switzerland (Swiss Tax Reform) in September 2019. Swiss Tax Reform will change federal and cantonal tax rates effective January 1, 2020 and includes transitional provisions which allow certain companies to elect tax-only amortization deductions based on fair value estimates over the transitional period. As a result, Takeda recorded a non-cash deferred tax benefit of 56,340 million JPY for the six-month period ended September 30, 2019.

8 Earnings Per Share
The basis for calculating basic and diluted earnings per share (attributable to owners) is as follows:

	Six-month period ended September 30,
	2018	2019
Net profit for the period attributable to owners of the Company
Net profit for the period attributable to owners of the Company (million JPY)	126,668	33,184
Net profit used for calculation of earnings per share (million JPY)	126,668	33,184
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [basic]	783,062	1,556,735
Dilutive effect (thousands of shares)	4,030	4,696
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [diluted]	787,092	1,561,431
Earnings per share
Basic earnings per share (JPY)	161.76	21.32
Diluted earnings per share (JPY)	160.93	21.25

	Three-month period ended September 30,
	2018	2019
Net profit for the period attributable to owners of the Company
Net profit for the period attributable to owners of the Company (million JPY)	48,426	53,844
Net profit used for calculation of earnings per share (million JPY)	48,426	53,844
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [basic]	784,436	1,558,200
Dilutive effect (thousands of shares)	3,248	3,955
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [diluted]	787,684	1,562,155
Earnings per share
Basic earnings per share (JPY)	61.73	34.56
Diluted earnings per share (JPY)	61.48	34.47

9 Disposal Groups Held for Sale
The disposal groups held for sales as of March 31, 2019, consisted mainly of disposal groups related to Takeda's consolidated subsidiary, Axcelead Drug Discovery Partners, Inc., and the XIIDRA (lifitegrast ophthalmic solution) which Takeda has announced the sale after the acquisition of Shire. Axcelead Drug Discovery Partners, Inc. and the XIIDRA were sold in April 2019 and July 2019, respectively. The impact from divestiture of XIIDRA on the consolidated statement of income was not significant.
In May 2019, Takeda entered in the sales agreement of TACHOSIL (Fibrin Sealant Patch) and classified 44,881 million JPY of assets such as intangible assets and 5,131 million JPY of deferred tax liabilities related to the product to the disposal groups held for sale as of September 30, 2019.

10 Bonds
During the six-month period ended September 30, 2019, the Company issued unsecured bonds as outlined below.

Unsecured Interest Deferrable and Early Redeemable Subordinated Bonds

i) Issue Amount	500 billion JPY
ii) Issue Price	100 yen per 100 yen of the principal amount of each Bond
iii) Coupon	Until and including October 6, 2024: 1.72% per annum After October 6, 2024: 6 months LIBOR + margin according to the remaining period (1.75%-2.75%)
iv) Maturity Date	June 6, 2079
v) Method of redemption	Redemption at maturity (Takeda has the options to buy back after issuance and early redemption at its discretion or in case where a Tax Event or an Equity Credit Change Event occurs.)
vi) Use of proceeds	Refinancing of the short term loan for the Shire acquisition
vii) Important special provision	Subordination clause

During the six-month period ended September 30, 2019, Takeda redeemed the following bonds in advance of the maturity dates.

Instrument	Issuance	Redemption date	Principal Amount in contractual currency	Carrying Amount as of June 30, 2019
Unsecured Senior Notes Assumed in Shire Acquisition	June, 2015	August 9, 2019	404 million USD	43,288 million JPY
2018 USD Unsecured Senior Notes	November, 2018	August 29, 2019	1,000 million USD	107,517 million JPY
11 Equity and Other Equity Items
(1) Issuance of shares
During the six-month period ended September 30, 2019, the Company issued 11,350 thousand shares through third-party allotment to the Master Trust Bank of Japan, Ltd., which is the trust account for Takeda’s ESOP subsidiary. The issuance of these shares resulted in an increase in share capital of 24,507 million JPY and share premium of 24,507 million JPY. The Master Trust Bank of Japan is a co-trustee of the ESOP. This issuance was approved by the resolution of our Board of Directors. These shares were reacquired by the Company from the ESOP trust for distribution of share based compensation awards. The reacquisition of the shares resulted in an increase in treasury shares of 49,009 million JPY.
(2) Dividends

Resolution	Total dividends declared and paid JPY (millions)	Dividends per share (JPY)	Basis date	Effective date
Six-month period ended September 30, 2018
(April 1, 2018 to September 30, 2018)
Annual Shareholders Meeting (June 28, 2018)	71,507	90.00	March 31, 2018	June 29, 2018
Six-month period ended September 30, 2019
(April 1, 2019 to September 30, 2019)
Annual Shareholders Meeting (June 27, 2019)	140,836	90.00	March 31, 2019	June 28, 2019

Resolution	Total dividends declared JPY (millions)	Dividends per share (JPY)	Basis date	Effective date
Board of Directors (October 31, 2019)	141,857	90.00	September 30, 2019	December 2, 2019

12 Financial Instruments
(1) Fair Value Measurements
Derivative and non-derivative financial instruments measured at fair value are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 is defined as observable inputs, such as quoted prices in active markets for an identical asset or liability. Level 2 is defined as inputs other than quoted prices in active markets within Level 1 that are directly or indirectly observable. Level 3 is defined as unobservable inputs. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments.

	JPY (millions)
As of September 30, 2019	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss:
Derivatives	—	1,902	—	1,902
Investments in convertible notes	—	—	9,825	9,825
Investments in debt securities	—	—	1,029	1,029
Financial assets associated with contingent consideration arrangements	—	—	81,290	81,290
Other	—	—	1,388	1,388
Financial assets measured at fair value through other comprehensive income:
Equity instruments	74,894	—	47,215	122,109
Total	74,894	1,902	140,747	217,543

Liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives	—	8,447	—	8,447
Financial liabilities associated with contingent consideration arrangements	—	—	65,174	65,174
Derivatives for which hedge accounting is applied	—	5,119	—	5,119
Total	—	13,566	65,174	78,740
(2) Valuation Techniques
The fair value of derivatives is measured at quoted prices or quotes obtained from financial institutions, whose significant inputs to the valuation model used are based on observable market data.
The fair value of the investment in convertible notes is measured using techniques such as the discounted cash flow and option pricing models.
Equity instruments and investments in debt securities are not held for trading. If equity instruments or investments in debt securities are quoted in an active market, the fair value is based on price quotations at the period-end-date. If equity instruments or investments in debt securities are not quoted in an active market, the fair value is calculated utilizing a net asset-book value method or multiples of EBITDA approach based on available information as of each period-end-date and company comparable. The principle input that is not observable and utilized for the calculation of the fair value of equity instruments and investments in debt securities classified as Level 3 is the EBITDA rate used for the EBITDA multiples approach, which ranges from 3.9 times to 12.1 times.
Financial assets and liabilities associated with contingent consideration arrangements are valued at fair value at timing of the divestiture or the acquisition date of business combination. When the contingent consideration meets the definition of a financial asset or liability, it is subsequently re-measured to fair value at each reporting date. The determination of the fair value is based on models such as scenario-based methods and discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target, forecasted revenue projections, and the discount factor. The financial assets associated with contingent consideration arrangements are recognized in relation to the divestiture of XIIDRA. The financial liabilities associated with contingent consideration arrangements are discussed in Note (5) Financial liabilities associated with contingent consideration arrangements.
The joint venture net written option, included in other Level 3 assets above is valued at fair value, and subsequently re-measured to fair value at each reporting date. The determination of the fair value is based on the Monte Carlo Simulation model. The key assumptions include probability weighting, estimated earnings and assumed market participant discount rates that are taken into account for the fair value.
(3) Transfers between levels
Takeda recognizes transfers between levels of the fair value hierarchy, at the end of the reporting period during which the change has occurred. There were transfers from Level 3 to Level 1 recorded in the six-month period ended September 30, 2019. These transfers resulted from the investments in the companies whose shares were previously not listed on an equity or stock exchange and had no recent observable active trades in the shares. The companies listed its equity shares on an exchange and are currently actively traded in the market. As the equity shares have a published price quotation in an active market, the fair value measurements were transferred from Level 3 to Level 1 on the fair value hierarchy. There were no other transfers between levels of the fair value hierarchy in the six-month period ended September 30, 2019.
(4) Level 3 fair values
1) Changes in the Fair Value of financial assets
The following table shows a reconciliation from the opening balances to the closing balances for Level 3 financial asset fair values. The disclosure related to the Level 3 financial liabilities, which are related to contingent considerations arising from business combinations, are included in (5) Financial liabilities associated with contingent consideration arrangements.

	JPY (millions)
	Six-month period ended September 30, 2019
	Financial assets associated with contingent consideration arrangements	Equity instruments
As of the beginning of the period	—	48,825
Recognition of financial assets associated with contingent consideration arrangements	80,322	—
Changes recognized as finance income	1,169	—
Changes in fair value of financial assets measured at fair value through OCI and exchange differences on translation of foreign operations	(201)	11,395
Purchases	—	2,807
Sales	—	(2)
Transfers to Level 1	—	(14,404)
Transfers to investments accounted for using the equity method	—	(1,406)
As of the end of the period	81,290	47,215

2) Sensitivity Analysis
The following sensitivity analysis represents effect on the fair value of financial assets associated with contingent consideration arrangements from changes in major assumptions. For other Level 3 financial assets, there are no significant changes in fair value during the changes in certain assumptions which influence the fair value measurement.

		JPY (millions)
	Change in assumption	Impact
Probability of sales milestones being achieved for the financial assets associated with contingent consideration arrangements in relation to the divestiture of XIIDRA	Increase by 5%	864
	Decrease by 5%	(864)
Discount rate	Increase by 0.5%	(3,778)
	Decrease by 0.5%	3,778

(5) Financial liabilities associated with contingent consideration arrangements
Financial liabilities associated with contingent consideration arrangements represent consideration related to business combinations or financial liabilities acquired based on the license agreements that is payable only upon future events such as the achievement of development milestones and sales milestones, including pre-existing contingent consideration arrangements of the companies that are acquired by Takeda. At each reporting date, the fair value of contingent consideration is re-measured based on risk-adjusted future cash flows discounted using appropriate discount rate.
The pre-existing contingent consideration assumed from Shire through Shire’s historical acquisitions is due upon the achievement of certain milestones related to the development, regulatory, first commercial sale and other sales milestones of products at various stages of development and marketing. The fair value of the contingent consideration payable could increase or decrease due to changes in certain assumptions which underpin the fair value measurements. The assumptions include probability of milestones being achieved.
The fair value of financial liabilities associated with contingent consideration arrangements is classified as Level 3 in the fair value hierarchy.
1) Changes in the Fair Value of financial liabilities associated with contingent consideration arrangements

JPY (millions)
Six-month period ended September 30, 2019
As of the beginning of the period	71,062
Changes in the fair value during the period	3,831
Settled and paid during the period	(6,480)
Settled during the period and reclassified to other payables	(1,600)
Foreign currency translation differences	(1,639)
As of the end of the period	65,174
2) Sensitivity Analysis
The following sensitivity analysis represents effect on the fair value of financial liabilities associated with contingent consideration arrangements from changes in major assumptions:

		JPY (millions)
	Change in assumption	Impact
Probability of technical milestones being achieved for financial liabilities associated with Shire’s historical contingent consideration arrangements	Increase by 5%	3,273
	Decrease by 5%	(3,273)
Discount rate	Increase by 0.5%	(1,559)
	Decrease by 0.5%	1,559

(6) Financial instruments not recorded at fair value
The carrying amount and fair value of financial instruments that are not recorded at fair value in the condensed interim consolidated statements of financial position are as follows:

	JPY (millions)
	As of September 30, 2019
	Carrying amount	Fair value
Bonds	3,066,110	3,296,100
Long-term loans	1,947,110	1,946,493
Long-term debt is recognized at its amortized cost. The fair value of bonds is measured at quotes obtained from financial institutions whose significant inputs to the valuation model used are based on observable market data. The fair value of loans is measured at the present value of future cash flows discounted using the applicable market rate on the loans with consideration of the credit risk by each group classified in a specified period. The fair value of bonds and long-term loans are classified as Level 2 in the fair value hierarchy.
The fair value disclosure of lease liabilities is not required for the current fiscal year.

13 Business Combinations
There were no significant business combinations for the six-month period ended September 30, 2019.
On January 8, 2019, Takeda completed the acquisition of 100% of the outstanding shares of Shire plc ("Shire") in a cash and equity transaction valued at 6,213,335 million JPY. Shire was a leading global biotechnology company focused on serving people with rare diseases.
The fair values of the assets acquired, and the liabilities assumed, which Takeda assessed as of March 31, 2019, were provisional and subject to change. Takeda has made adjustments as it obtained more information about facts and circumstances that existed as of the acquisition date during the six-month period ended September 30, 2019. Accordingly, the provisional fair values for certain assets acquired and the liabilities assumed were adjusted as follows:

	JPY (millions)
	Fair value of assets acquired, liabilities assumed as of the acquisition date (January 8, 2019)
	Provisional fair value assessed as of March 31, 2019	Adjustments	Provisional fair value assessed as of September 30, 2019
Cash and cash equivalents	227,223	—	227,223
Trade and other receivables	326,154	—	326,154
Inventories	825,985	(32,716)	793,269
Property, plant and equipment	684,487	15,144	699,631
Intangible assets	3,899,298	(13,164)	3,886,134
Assets held for sale	463,526	17,147	480,673
Other assets	103,283	—	103,283
Trade and other payables	(61,382)	—	(61,382)
Provisions	(342,202)	5,327	(336,875)
Bonds and loans	(1,603,199)	—	(1,603,199)
Deferred tax liabilities	(809,667)	(2,214)	(811,881)
Liabilities held for sale	(196,294)	(15,369)	(211,663)
Other liabilities	(354,139)	669	(353,470)
Basis adjustments	(37,107)	—	(37,107)
Goodwill	3,087,369	25,176	3,112,545
Total	6,213,335	—	6,213,335
As a result of the adjustments, Takeda restated the corresponding balances as of March 31, 2019 in the condensed interim consolidated statements of financial position. Property, plant & equipment, goodwill, assets held for sale, deferred tax liabilities, other current liabilities, and liabilities held for sale increased by 15,401 million JPY, 25,603 million JPY, 17,438 million JPY, 2,252 million JPY, 1,188 million JPY, and 15,630 million JPY, respectively while intangible assets, inventories, provisions (non-current liabilities), other non-current liabilities, income tax payable (current liabilities) and provisions (current liabilities) decreased by 13,387 million JPY, 33,270 million JPY, 1,604 million JPY, 1,293 million JPY, 575 million JPY, and 3,813 million JPY, respectively.
Further assessment of the basis for the measurement of the assets acquired and the liabilities assumed are still on-going, and therefore the purchase price allocation has not been completed and the fair value amounts remain provisional. The provisional fair values are primarily consisted of intangible assets, deferred tax liabilities and goodwill.

14 Commitments and Contingent Liabilities
Litigation
Takeda is involved in various legal and administrative proceedings. There were no significant updates from the consolidated financial statements as of and for the year ended March 31, 2019 except for the matter below.
Intellectual property
MYDAYIS
Petitions to institute inter partes reviews (IPRs) against U.S. Patent numbers 8,846,100 and 9,173,857 were filed by KVK Tech in January 2018 and the petitions were granted in July 2018. Both of these patents are listed in the Orange Book as covering MYDAYIS. The validity of the claims was affirmed by the Patent Trial and Appeal Board on July 3, 2019.  Although KVK Tech filed an appeal against this ruling to the Court of Appeals for the Federal Circuit, KVK Tech subsequently withdrew that appeal in September 2019.
15 Subsequent Events

On October 15, 2019, Takeda announced that it has entered into an agreement to divest a portfolio of approximately 30 selected over-the-counter ("OTC") and prescription pharmaceutical assets sold in Near East, Middle East and Africa countries to Acino for a total value of over 200 million USD. In addition, on November 5, 2019, Takeda announced that it has entered into an agreement to divest a portfolio of approximately 20 selected OTC and prescription pharmaceutical assets sold in Russia, Georgia and countries within the Commonwealth of Independent States to STADA for a total value of 660 million USD.
In association with these contracts, Takeda will also enter into a manufacturing and supply agreement with Acino and STADA respectively, under which Takeda will continue to manufacture and supply these products. These transactions include the sale of product rights and transfer of related workforce and are expected to close in the fourth quarter ending March 31, 2020.
The impact from these transactions on the consolidated statements of income is expected to be not significant.

2. Others

Regarding Interim Dividend

In accordance with the provision of Article 29 of the Articles of Incorporation of the Company, Takeda made the following resolution on an interim dividend for the 143th fiscal year (from April 1, 2019 to March 31, 2020) at the meeting of the Board of Directors held on October 31, 2019.

(a)	Total amount of interim dividends 141,857,091,090 JPY

(b)	Interim dividend per share 90.00 JPY

(c)	Effective date/ Payment start date December 2, 2019

B. Information on Guarantors of the Company
Not applicable.

APPENDIX
1 Reconciliation from Reported Revenue to Underlying Revenue
2 Reported and Underlying Growth of Legacy Shire Product/Therapeutic Area Sales
3 FY2019H1 Reconciliation from Reported to Core/Underlying Core
4 FY2018H1 Reconciliation from Reported to Core

1 Reconciliation from Reported Revenue to Underlying Revenue

	H1
(BN YEN)	FY2018*1	FY2019	vs. PY
Revenue	880.6	1,660.2	+779.6	+88.5%
Shire Revenue	848.9	—
Pro-forma Revenue	1,729.5	1,660.2	(69.3)	(4.0)%
FX effects*2				+2.8pp
Divestitures*3				+1.0pp
Techpool & Multilab				+0.4pp
XIIDRA & TACHOSIL				+0.7pp
Others				(0.1)pp
Underlying Revenue Growth				(0.2)%

*1 FY2018 H1 revenue is a pro-forma which adds Legacy Shire's 6 month (April - September 2018) revenue previously reported under US GAAP and conformed to IFRS without material differences, excluding Legacy Shire’s oncology business, which was sold in August 2018, and converted to JPY using FY2018 actual rate for the period.
*2 FX adjustment applies constant FY2018 actual full year average rate to both years (1USD=111 yen, 1EUR=129 yen).
*3 Major adjustments are the exclusion of FY2018 H1 revenue of former subsidiaries, Guangdong Techpool Bio-Pharma Co., Ltd., and Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda., both divested in FY2018, and FY2018 H1 and FY2019 H1 revenue of XIIDRA which was divested in July 2019 and TACHOSIL as Takeda agreed in May 2019 to divest this product, with completion of divestiture expected to occur within FY2019.

2 Reported and Underlying Growth of Legacy Shire Product/Therapeutic Area Sales

	FY2018 H1		FY2019 H1
(BN YEN)	Reported*1	FX	Reported	FX	Underlying Growth
GI	319.8	(1.4)	341.6	(8.2)	+8.9%
Legacy Shire	67.7	(0.4)	57.2	(1.3)	(14.1)%
LIALDA	25.3	(0.1)	12.2	(0.5)	(50.0)%
GATTEX / REVESTIVE	25.3	(0.2)	29.3	(0.6)	+17.0%

Rare Diseases	380.8	(0.2)	327.2	(13.8)	(10.5)%
Rare Metabolic	97.4	+0.5	92.1	(5.7)	+1.0%
NATPARA	12.7	(0.1)	12.4	(0.1)	(2.2)%
Rare Hematology	207.3	(0.3)	174.7	(6.5)	(12.7)%
ADVATE	103.2	+0.3	83.2	(3.3)	(15.9)%
ADYNOVATE	28.6	(0.1)	29.8	(0.6)	+5.4%
FEIBA	38.7	(0.1)	27.8	(1.5)	(24.4)%
Hereditary Angioedema	76.2	(0.4)	60.3	(1.6)	(19.2)%
FIRAZYR	38.5	(0.2)	15.3	(0.7)	(58.8)%
TAKHZYRO	5.7	+0.0	30.7	(0.6)	+449.9%
CINRYZE	27.8	(0.2)	12.0	(0.3)	(56.0)%

PDT Immunology	189.1	(0.7)	191.7	(4.8)	+3.6%
Legacy Shire	181.1	(0.7)	183.2	(4.8)	+3.4%
Immunoglobulin	145.0	(0.6)	146.5	(3.5)	+3.0%
Legacy Shire	139.1	(0.6)	140.1	(3.5)	+2.8%
Albumin	30.1	(0.1)	34.1	(1.2)	+16.9%
Legacy Shire	29.3	(0.1)	33.3	(1.2)	+17.4%
Others	13.9	(0.1)	11.1	(0.1)	(19.6)%
Legacy Shire	12.7	(0.1)	9.9	(0.1)	(21.7)%

Neuroscience	205.0	(1.3)	213.9	(3.9)	+5.6%
Legacy Shire	158.5	(0.9)	160.1	(3.3)	+2.5%
VYVANSE	126.4	(0.8)	131.5	(2.6)	+5.4%
ADDERALL XR	17.4	(0.1)	10.6	(0.1)	(38.7)%

*1 Pro-forma based Legacy Shire's product sales and therapeutic area sales include Legacy Shire's products. FY2018 H1 revenue is a pro-forma which adds Legacy Shire's 6 month (April - September 2018) revenue previously reported under US GAAP and conformed to IFRS without material differences, excluding Legacy Shire’s oncology business, which was sold in August 2018, and converted to JPY using FY2018 actual rate for the period.

3 FY2019H1 Reconciliation from Reported to Core/Underlying Core

FY2019H1
(BN YEN)	REPORTED	REPORTED TO CORE ADJUSTMENTS						CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING CORE
		Amortization & impairment of intangible assets	Other operating income/expense	Shire acquisition related costs	Shire purchase accounting adjustments	Swiss Tax Reform	Others		FX	Divestitures
Revenue	1,660.2							1,660.2	44.2	(21.2)
Cost of sales	(572.3)				137.8			(434.5)	(11.0)	3.0
Gross Profit	1,087.9				137.8			1,225.7	33.1	(18.2)
SG&A expenses	(462.5)			1.4	2.3			(458.8)	(11.9)	—
R&D expenses	(230.4)			5.2	(0.1)			(225.3)	(3.0)	—
Amortization of intangible assets	(256.3)	45.0			211.3			—	—	—
Impairment losses on intangible assets	(17.3)	17.3						—	—	—
Other operating income	11.3		(11.3)					—	—	—
Other operating expenses	(82.4)		23.6	58.8				—	—	—
Operating profit	50.3	62.3	12.3	65.3	351.4	—	—	541.6	18.2	(18.2)
Margin	3.0%							32.6%			32.2%
Financial income/expenses	(81.9)			3.5	8.4		(0.4)	(70.3)	4.2	—
Equity income/loss	4.0						1.2	5.3	0.0	—
Profit before tax	(27.6)	62.3	12.3	68.8	359.8	—	0.9	476.5	22.4	(18.2)
Tax expense	60.8	(11.1)	1.6	(13.1)	(68.1)	(56.3)	(9.9)	(96.1)	(1.4)	4.3
Non-controlling interests	(0.1)							(0.1)	(0.0)	—
Net profit	33.2	51.3	14.0	55.7	291.6	(56.3)	(9.0)	380.4	21.0	(13.9)
EPS (yen)	21							244	14	(9)	249
Number of shares (millions)	1,557							1,557			1,555

4 FY2018H1 Reconciliation from Reported to Core

FY2018H1
(BN YEN)	REPORTED	REPORTED TO CORE ADJUSTMENTS				CORE
		Amortization & impairment of intangible assets	Other operating income/ expense	Shire acquisition related costs	Others
Revenue	880.6					880.6
Cost of sales	(231.3)					(231.3)
Gross Profit	649.3					649.3
SG&A expenses	(293.8)			7.9		(285.9)
R&D expenses	(151.4)					(151.4)
Amortization of intangible assets	(47.6)	47.6				—
Impairment losses on intangible assets	(0.6)	0.6				—
Other operating income	32.3		(32.3)			—
Other operating expenses	(16.1)		13.0	3.2		—
Operating profit	172.0	48.3	(19.3)	11.1	—	212.0
Margin	19.5%					24.1%
Financial income/expenses	(15.2)			8.8	1.4	(5.1)
Equity income/loss	4.0				1.8	5.8
Profit before tax	160.8	48.3	(19.3)	19.8	3.1	212.7
Tax expense	(34.3)	(11.6)	2.1	(3.4)	(0.6)	(47.7)
Non-controlling interests	0.2					0.2
Net profit	126.7	36.7	(17.2)	16.5	2.6	165.2
EPS (yen)	162					211
Number of shares (millions)	783					783

The companies in which Takeda Pharmaceutical Company Limited (Takeda) directly and indirectly owns investments are separate entities. In this report, "Takeda" is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This report and any materials distributed in connection with this report may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as "targets", "plans", "believes", "hopes", "continues", "expects", "aims", "intends", "ensures", "will", "may", "should", "would", "could" "anticipates", "estimates", "projects" or similar expressions or the negative thereof. Forward-looking statements in this document are based on Takeda’s estimates and assumptions only as of the date hereof. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the timing and impact of post-merger integration efforts with acquired companies; and the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s), any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see "Item 3. Key Information-D. Risk Factors" in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Future results, performance, achievements or financial position of Takeda could differ materially from those expressed in or implied by the forward-looking statements. Persons receiving this report should not rely unduly on any forward-looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results of Takeda in this report may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results.

Certain Non-IFRS Financial Measures
This report includes certain non-IFRS financial measures and targets. Takeda's management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this report. Non-IFRS results exclude certain income and cost items which are included in IFRS results. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda's performance, core results and underlying trends. Non-IFRS results are not prepared in accordance with IFRS and non-IFRS information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with IFRS. Investors are encouraged to review the reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures, which are on appendices 1-4.

Medical information
This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Financial information
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS").

The acquisition of Shire closed on January 8, 2019, and our consolidated results for the fiscal year ended March 31, 2019 include Shire’s results from January 8, 2019 to March 31, 2019. References to "Legacy Takeda" businesses are to our businesses held prior to our acquisition of Shire. References to "Legacy Shire" businesses are to those businesses acquired through the acquisition of Shire.

This report includes certain pro forma information giving effect to the acquisition of Shire as if it had occurred on April 1, 2018. This pro forma information has not been prepared in accordance with Article 11 of Regulation S-X. This pro forma information is presented for illustrative purposes and is based on certain assumptions and judgments based on information available to us as of the date hereof, which may not necessarily have been applicable if the acquisition of Shire had actually happened as of April 1, 2018. Moreover, this pro forma information gives effect to certain transactions and other events which are not directly attributable to the acquisition of Shire and/or which happened subsequently to the acquisition of Shire, such as divestitures and the effects of the purchase price allocation for the acquisition of Shire, and therefore may not accurately reflect the effect on our financial condition and results of operations if the acquisition of Shire had actually been completed on April 1, 2018. Therefore, undue reliance should not be placed on the pro forma information included herein.